[LETTERHEAD OF A.R.T.]



August 16, 2001



VIA ELECTRONIC TRANMISSION (Correspondence Filing)

Steven C. Duvall
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.
U.S.A.
20549

     Re:  A.R.T. International Inc.
          Preliminary Proxy Statement on Schedule 14A
          Commission File No. 0-16008: Filed July 30, 2001
          ------------------------------------------------

Dear Mr. Duvall:

Pursuant to Regulation C, Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"); A.R.T. International Inc. (the "Company") hereby applies for withdrawal of the above referenced Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") originally filed with the Securities and Exchange Commission (the "SEC") on July 30, 2001.

The Company respectfully requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the earliest possible date.

Very Truly Yours,

A.R.T. International Inc.




By:      _______________________
Name:    Simon Meredith, President






                            A.R.T. INTERNATIONAL INC.
                  5-7100 Warden Ave., Markham, Ontario L3R 8B5
                    TEL: (905) 477-0252 FAX: (905) 477-8769